Mail Stop 3720

September 29, 2006

<u>Via U.S. Mail</u>

Mr. Adolfo Cerezo Perez
Chief Financial Officer
Telefonos de Mexico, S.A. de C.V.
Parque Via 190,
Colonia Cuauhtemoc,
06599 Mexico, D.F., Mexico

      RE: **Telefonos de Mexico, S.A. de C.V.**
                Form 20-F for the Year ended December 31, 2005
                File No. 001-32741

Dear Mr. Perez:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director